UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CORNING INCORPORATED
(Exact Name of Registrant as Specified in Charter)

New York (State or Other Jurisdiction of incorporation)	1-3247 (Commission File No.)	16-0393470 (IRS Employer Identification Number)

One Riverfront Plaza, Corning New York (Address of Principal Executive Offices)		14831 (Zip Code)

Daniel P. Christmas		(607) 974-9000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Corning Incorporated evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tantalum, tungsten and/or gold (3TG). The results of our reasonable country of origin inquiry and due diligence are contained in the Conflict Minerals Report filed herewith.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on the Investor Relations page of Corning’s website (see http://www.corning.com/investor_relations/index.aspx and click on “View All Filings”).

Item 1.02 Exhibit

As specified in Section 2, Item 2.01, Corning Incorporated is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report

Exhibit Number	Description

1.01	Conflict Minerals Report of Corning Incorporated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CORNING INCORPORATED

By:	/s/ Eric S. Musser	May 29, 2024
	Eric S. Musser	(Date)
President & Chief Operating Officer